Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Tequila Holdings, Inc.
55 East End Ave #7d
New York, NY 10028
paquitequila.com

Up to $4,999,998.58 in Class B Common Stock at $2.74
Minimum Target Amount: $9,998.26

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Tequila Holdings, Inc.
Address: 55 East End Ave #7d, New York, NY 10028
State of Incorporation: DE
Date Incorporated: June 15, 2017

Terms:

Equity

Offering Minimum: $9,998.26 | 3,649 shares of Class B Common Stock
Offering Maximum: $4,999,998.58 | 1,824,817 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $2.74
Minimum Investment Amount (per investor): $249.34

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>**Company Perks***</u>

Early Bird

- Friends and Family - First 72 hours | 15% bonus shares
- Super Early Bird - Next 72 hours | 10% bonus shares
- Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

- Tier 1 perk ($1000+): PaQuí T-Shirt
- Tier 2 perk ($5,000+): 2 PaQuí T-Shirts
- Tier 3 perk ($10,000+): PaQuí T-Shirt + Branded Riedel Tequila Glasses
- Tier 4 perk ($25,000+): PaQuí T-Shirt + Branded Riedel Tequila Glasses + 5% bonus shares
- Tier 5 perk ($50,000+): PaQuí T-Shirt + Branded Riedel Tequila Glasses + 10% bonus shares

**All perks occur when the offering is completed.*

<u>**The 10% StartEngine Owners' Bonus**</u>

Tequila Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.74/share, you will receive and own 110 shares for $274. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

PaQui is a high-end tequila with branding based on deep consumer insight and which offers a liquid profile that stands out against the leading brands with its floral aromas, sweet agave fruit, complexity and soft finish.

The Company has developed the proprietary recipe of PaQui tequila. Our contractors manufacture PaQui tequila in Jalisco, Mexico, according to our specifications. We import our main product, PaQui tequila, from Mexico and sell it to wholesalers who commercialize our products in the U.S. through retailers.

The brand is at an early stage but has proven its potential with impressive account penetration and repeat sales in NYC, the most competitive market for tequila in the U.S. we arelalso oerating now in CA and Fl, respectively the first and third largest tequila markets.

The company intends to progressivley expand to new states inn 2021 and the following years.

Competitors and Industry

High-end tequila is a significant category in the spirits industry and in the last fiveyears grew from 3.09% of total spirits to 6.52%. The category is dominated by three brands, patron , Don Julio and casamigos that benefit from high consumer awareness generated by extensive marketing spending. In 2020, high-end tequila brands enjoyed explosive growth of 46%. According to IWSR forecasts, tequila will be the fastest-growing spirit both globally and in the US over the next five years

Consumer research and selling experience have led our founders to believe that there is an unfilled niche for a brand with a very different taste profile, elevated and refined with complexity and smoothness.

The dominant brands focus on marketing and have neglected quality and taste. We differentiate PaQuì Tequila by its much more enjoyable taste profile. Unlike the dominant brands, PaQuì Tequila’s positioning and marketing capture the emotion behind the tequila drinking experience.

Sources: https://www.elitetraveler.com/finest-dining/wines-and-spirits/tequilas-sunrise-from-nightclub-shot-to-premium-spirithttps://www.forbes.com/sites/katedingwall/2021/12/31/big-sales-no-agave-a-look-at-2020-in-the-tequila-industry/?sh=36d143d2c088

Current Stage and Roadmap

The Company is operating in a limited but meaningful area, New York, FL, CA, GA and TN. Since Spring 2018, one salesperson as well as the Company's CEO have opened 180 accounts, almost all in Manhattan, and enjoyed an 80% reorder rate. The revenues are small, and the marketing costs are high, but this phase was meant to demonstrate the brand's potential to compete on a national level and to attract distribution networks that offer national or close to national distribution. Growth for PaQui tequila in 2020 was 84% on a small base.

The vision for the Company is to expand to 40+ states covering the majority of high-end tequila volume and to achieve top 7 brand status. To accomplish this, we will need significant resources to expand awareness and consumer interest and trial.

The Team

Officers and Directors

Name: John Chappell

John Chappell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Treasurer, Director
  Dates of Service: January 25, 2012 - Present
  Responsibilities: John Chappell is one of the original founders, CEO and Treasurer of PaQuì Tequila. He has been working with the Company full time since 2010. Further, John boasts extensive executive experience in marketing and selling alcoholic beverages including Stoli vodka with Pepsico, Rolling Rock, Samuel Adams, Boston Beer Co. John leads and manages all operations. John does not take a salary at this time.

Name: Javier Martinez

Javier Martinez's current primary role is with Martinez Brands, Inc.. Javier Martinez currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Secretary, Director
  Dates of Service: January 25, 2012 - Present
  Responsibilities: Javier Martinez is one of the original founders of PaQuì

Tequila.Javier Martinez has a strong regulatory network in Mexico and is considered an expert in tequila. Javier Martinez graduated from the Universidad Autonoma Metropolitana in Mexico City. He then studied for a Master's Degree and earned a Ph.D. from St. Anthony's College at the University of Oxford in England. Does not take a salary. He works a few hours each week with PaQuì Tequila.

Other business experience in the past three years:

- **Employer:** Martinez Brands, Inc.
  Title: President and CEO
  Dates of Service: December 08, 1997 - Present
  Responsibilities: Aside from his activities at the Company, he is also the President and CEO of Martinez Brands, Inc., a company that he established in 1997 to import, distribute and market proprietary brands and bulk tequila.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products, that our targeted consumers will choose our tequila brand over competing products, or that we will able to sell our products at a level that allows the Company to make a profit and still attract business partners.

Our business projections are only projections

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. While our predecessor Tequila Holdings, LLC was originally formed on October 12, 2006, we are still operating as a startup company and our operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage business operating in a competitive industry, and the continued development of advertising, promotions, distribution networks and a corresponding client base. We currently focus our sales in the state of New York, and we anticipate that our operating expenses will increase for the near future, depending on our future distribution opportunities in new states. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. Any shares purchased through this Offering is subject to SEC limitations of transfer. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alocholic beverage industry. However, that may never happen

or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. Interest on debt securities could increase costs and negatively impact operating results. In addition, if we raise more equity capital from the sale of our capital stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described in this Form C is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our products obsolete or that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Tequila Holdings was formed on June 15th, 2007. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Tequila Holdings has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The development and commercialization of spirits is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide, and the high-end tequila industry is dominated by three brands that have an 85%

market share. For example, Patrón dominates the luxury tequila segment with seven out of every ten bottles sold. Many of our competitors, such as Patrón, have significantly greater financial, technical and human resources than we have and superior expertise in research, development and marketing of approved distilled spirits and thus may be better equipped than us to develop and commercialize distilled spirits. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Small batch tequila competitors who have scaled further than our Company include Azunia, Deleon, Peligroso, Milagro, Avion and Casamigos. Our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our distilled spirits will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's product and avoiding potential recalls and claims against the Company.

Our future success depends on our ability to maintain and continuously improve our quality management program. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims by individuals, groups, or government organizations as well as negative publicity, which would cause our business to suffer. We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business, our reputation, and the reputation of the entire industry.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business. Successful innovation depends on our ability to correctly anticipate consumer acceptance and to efficiently create these new products. However, as we invest in new products, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing distilling technologies, failure of third-party distilleries that we engage to operate in accordance with our specifications or expectations, as well as their inability to purchase additional equipment or required materials.

Substantial disruption to production at the manufacturing and distribution facilities we are engaged with could occur.

A disruption in production at the manufacturing facilities we are engaged with could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations. The consolidation of retail customers could adversely affect us. Retail customers, such as liquor stores in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the TTB, U.S. Food and Drug Administration, U.S. Federal Trade Commission, and the Customs and Border Protection (CBP). These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products, including alcoholic beverage products, are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.

We purchase the raw materials used in the production of and the distilling of our spirits, including agave and other ingredients, from a number of domestic and foreign third-party suppliers. The manufacturing of our tequila takes place in Mexico, where our agave is grown. Agave is an agricultural product and therefore many outside factors, including weather conditions, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the agave crop each year, and significant failure of a crop would adversely affect our costs.

We source certain packaging materials, such as bottles, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

The process of distilling alcohol utilizes a large amount of water.
Parts of Mexico have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future. Any restrictions on water consumption could cause a disruption in production at our third-party manufacturing facilities, which would have a material, adverse effect on our business operations.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We may become heavily dependent on our distributors.
Our future distributors often represent competing spirits brands and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large distiller, particularly if they rely on that distiller for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Our future distribution relationships may be governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under most of these state laws, distribution agreements can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the spirits distribution industry, which could adversely affect the financial stability of distributors on which we rely.

In general, demand for our products is highly correlated with general economic conditions and the time of year.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our business is also subject to seasonal fluctuations, as tequila sales are typically higher during summer season. As a result of these factors, our financial results for any period of less than a year are not necessarily indicative of the results that may achieved for a full fiscal year.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in the alcohol industry where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to: • alcoholic beverage safety concerns, including food tampering or contamination; • security breaches of confidential guest or employee information; • employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or • government or industry findings concerning our products, of the bars and restaurants carrying the PaQuí tequila brand. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Legislation and regulations requiring the display and provision of nutritional information products, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our products, could affect consumer preferences and negatively impact our business, financial condition and results of operations.

We produce distilled spirits. Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our products. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our offerings, or laws and regulations requiring us to disclose the nutritional content of our beverages. Various jurisdictions may also seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our products. If these types of requirements become applicable to our products under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

There is no present market for the Securities, and we have arbitrarily set the price. The Offering price was not established in a competitive market.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed in this section.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's high growth strategy.

Even if we sell all the Class B Common Stock offered in this Offering, the Company will need to procure funds in addition to the amount raised in the Offering in order to achieve the Company's long-term scaling goals. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

There can be no assurance that we will ever provide liquidity to Investors through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Investors. Furthermore, we may be unable to register the Securities for resale by Investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Investors could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of its Class B Common Stock. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed in this section.

The Company has a short history, limited customers, and limited revenues.

If you are investing in this company, it's because you think that the brand PaQuì Tequila is a good idea, that the team will be able to successfully market, and sell its product, that we can price them right and sell them to enough peoples so that the Company will succeed.

We rely on various intellectual property rights, including trademarks in order to operate our business.

In particular, the Company has registered the trademark Paqui, with registration No. 3,709,577 in connection with its goods. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or recipes, obtain and use information, marks, or know-how that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent products. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. We also rely on nondisclosure and noncompetition agreements with consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important.

The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the distilled spirit industry in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of intellectual property rights relating to recipes. The uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our branding, which would be costly and time-consuming, and/or could subject us to an injunction against manufacture and sale of certain of our products. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Our co-founder and CEO, John Chappell, entered into a series of related party secured loans with the Company.

Our co-founder and CEO John Chappell entered into certain secured loans with the Company which have been memorialized in a certain Amended and Restated 8% Senior Convertible Note effective as of December 6, 2019, with a principal amount of $1,744,624.28. Related party transactions create potential conflicts of interest that may result in actions that benefit the related parties at the expense of the Company or the Investors. For more information about this related party transaction, see Section titled 'Capitalization and Ownership'.

Our CEO and founder, John Chappell, owns a significant number of the outstanding shares of the Company, that is subject to increase.

Our CEO and founder, John Chappell, currently owns a number of shares representing 52.31% total ownership of the Company's shares issued and outstanding, which is not inclusive of the shares of Class A Common Stock that will be issued to him upon the conversion of the Senior Convertible Note that he holds. John Chappell's ownership is subject to increase, as he is the holder of a Senior Convertible Note with a maturity dated of December 6, 2024. See Section titled 'Capitalization and Ownership'. The conversion of the Convertible Senior Note may occur at any time at Mr. Chappell's election and contains a conversion price of $0.40 per share. If such conversion occurs subsequent to the closing of this Offering, the Securities issued in this Offering would be significantly diluted.

To be successful, the Company requires capable people to run its day to day operations

As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel who are knowledgeable about the alcoholic beverage industry and distribution of alcoholic beverage products is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise as we grow and scale. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

Although dependent on certain key personnel, we do not have any key man life insurance policies on such persons and does not intend to obtain such insurance in the near future.

The Company is dependent upon our founders, and key service providers in order to conduct its operations and execute its business plan. In particular, we rely on the skills and expertise of our Chief Executive Officer, John Chappell, whose knowledge of our business and industry would be difficult to replace. If Mr. Chappell, terminates its relationship with the Company, we may not be able to replace his expertise, fully integrate new personnel or replicate the prior working relationships, and the loss of their services might significantly delay or prevent the achievement of our business objectives. Further, the Company has not purchased any insurance policies with respect to John Chappell in the event of his death or disabilities. Therefore, in the event of death or disability of John Chappell, the Company will not receive any compensation and the loss of his services will negatively affect the Company and its operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John Chappell	2,156,439	Class A Common Stock	52.0
John Chappell	364,618	Series A Convertible Preferred Stock	52.0

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Series A Convertible Preferred Stock, Senior Convertible Notes, and Convertible Debt. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,824,817 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 15,000,000 with a total of 4,119,791 outstanding.

Voting Rights

one vote per share.

Material Rights

The Board may declare and pay dividends to the holders of Class A Common Stock subject to the laws of the State of Delaware. Holders of Class A Common Stock do not have preemptive rights.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 1,172,485 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Voting rights:

The holders of shares of Class B Common Stock shall have no voting rights, except to the extent required by the General Corporation Law of the State of Delaware.

Material rights:

The Board may declare and pay dividends to the holders of Class B Common Stock subject to the laws of the State of Delaware.

Except as to voting rights, all shares of Class A Common Stock and Class B Common Stock shall be identical and entitle to the holder thereof the same rights and privileges in the equity of the Company.

Holders of Class B Common Stock do not have preemptive rights.

Series A Convertible Preferred Stock

The amount of security authorized is 335,000 with a total of 184,493 outstanding.

Voting Rights

one vote per share.

Material Rights

Dividends rights - As and if declared by the Board, the holders of Series A shares of Convertible Preferred Stock shall be entitled to receive annual cash dividends at the rate of 10% of the Series A Original Issue Price, which is in the amount of $5 per share (the "Series A Original Issue Price"), on each outstanding share of Series A Convertible Preferred Stock and up to an aggregate cumulative amount per share of Series A Convertible Preferred Stock equal to the Series A Original Issue Price. All dividends hereunder are non-cumulative and non-mandatory, and shall be payable only when, as and if declared by the Company's Board of Directors, and in preference to the holders of any other stock of the Company (the "Junior Stock").

No dividend, whether in cash or property, shall be paid or declared; nor shall any other distribution be made on any Junior Stock until all dividends set forth above on the Series A shares of Convertible Preferred Stock shall have been paid or declared and set apart.

Liquidation rights - The holders of shares of Series A Convertible Preferred Stock benefit from liquidation rights upon any Liquidation (as defined in the Certificate of Designation of Series A Preferred Stock), dissolution or winding up of the Company, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any Junior Stock. The holders of shares of Series A Convertible Preferred Stock shall be entitled to be paid out of the assets of the company the amount of the Series A Original Issue Price plus an additional amount equal to any dividends declared but unpaid for each share of Series A Convertible Preferred Stock. Thereafter, any remainder shall be distributed ratably to the holders of the Common Stock and the holders of Series A Convertible Preferred Stock on the basis of the aggregate number of shares of Common Stock upon conversion of the Series A Preferred Stock.

Conversion - Upon the occurrence of an Acquisition, Asset Transfer or a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Company, each of the outstanding Series A shares of Convertible Preferred Stock shall be converted automatically into shares of Class A Common Stock, based on the conversion price, initially equal to the Series A Original Issue Price, as adjusted from time to time as set forth in the Certificate of Designation of Series A Preferred Stock.

Senior Convertible Notes

The security will convert into Class a common stock and the terms of the Senior Convertible Notes are outlined below:

Amount outstanding: $1,744,624.28
Maturity Date: December 06, 2024
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: At any time, the holder of the Senior Convertible Note shall have the right to convert, in part or in whole, the outstanding principal amount and all accrued and unpaid interest thereunder into shares of the Company's Class A Common Stock, at the Conversion Price of $0.40 per share (the "Conversion Price").

Material Rights

Amount authorized:

According to the Second Amended and Restated Certificate of Incorporation filed on December 3, 2019, the Company is authorized to issue up to $2,500,000 of principal amount of Senior Convertible Notes, convertible into shares of the Company's Class A Common Stock.

Amount outstanding:

Pursuant to 4(a)(2) of the Securities Act, on February 6, 2015, the Company issued one 8% Senior Secured Convertible Note to John Chappell in the original aggregate amount of $1,163,858.28. The Senior Convertible Note was amended and restated on December 6, 2019, and its total principal amount as amended is $1,744,624.28 (the "Senior Convertible Note").

Voting rights:

N/A

Material rights:

The Senior Convertible Note accrues simple interest at a rate of 8% per annum and contains a maturity date of December 6, 2024. The Senior Convertible Note has a maturity date of December 6, 2024, at which time the Company shall pay the Senior Convertible Note holder the principal amount of $1,744,624.28, together with all accrued and unpaid interest, if the Senior Convertible Note has not been repaid or converted sooner. In an Event of Default, as defined in the Senior Convertible Note, the interest rate under the Senior Convertible Note shall equal the lower of nine percent (9%) per annum or the highest rate permitted by Law.

At any time, the holder of the Senior Convertible Note shall have the right to convert, in part or in whole, the outstanding principal amount and all accrued and unpaid interest thereunder into shares of the Company's Class A Common Stock, at the Conversion Price of $0.40 per share (the "Conversion Price").

The Conversion Price of the Senior Convertible Note is subject to adjustments.

If the Company or any of its subsidiaries, at any time while the Senior Convertible Note is outstanding (A) shall pay a stock dividend or otherwise make distribution or distributions on any equity securities (including instruments or securities convertible into or exchangeable for such equity securities but excluding any stockholder rights granted pursuant to a poison pill) in shares of Common Stock, (B) subdivide outstanding Common Stock into a larger number of shares, (C) combine outstanding Common Stock into a smaller number of shares, or (D) issues new securities by reclassification of the shares of Common Stock of the Company, then, and in each such case, the Conversion Price in effect immediately prior to such event or the record date therefor, whichever is earlier, shall be adjusted so that holder of the Senior Convertible Note shall be entitled to receive the number of shares of Common Stock or other securities of the Company which such holder would have owned or have been entitled to receive after the occurrence of any of the events described above, had such Senior Convertible Note been surrendered for conversion immediately prior to the occurrence of such event or record date therefore, whichever is earlier. Any such adjustment shall become effective (x) in the case of any such dividend or distribution, immediately after the close of business on the record date for the determination of holders of share of Common Stock entitled to receive such dividend or distribution, or (y) in the case of such subdivision, reclassification or combination, at the close of business on the day upon which such corporate action becomes effective.

In case any transaction or event (including, without limitation, any merger, consolidation, combination, recapitalization, sale of assets, tender or exchange offer, reclassification, compulsory share exchange or liquidation) shall occur in which all or substantially all outstanding share of Common Stock are converted into or exchanged or acquired for or constitute the right to receive stock, or other securities, cash, property or assets (each, a "Fundamental Change"), the holder of the Senior Convertible Note outstanding immediately prior to the occurrence of such Fundamental Change shall have the right upon any subsequent conversion the receive the kind and amount of stock, other securities, cash, property or assets that such holder would have received if such share had been converted immediately prior to such Fundamental Change.

Security Interest:

The Senior Convertible Note is secured by a security interest in all assets of the Company, including but not limited to all cash, bank accounts, inventory, intellectual property, properties and other assets of the Company. Its holder shall be entitled to file all such financing statements and others security documents, and the Company shall be obligated to execute any such documents in favor of the holder, such that holder has a first priority perfected security lien on the Company's assets.

Seniority:

The Company's obligations under the Senior Convertible Note shall rank senior to all debt of the Company, whether now are hereinafter existing.

Convertible Debt

The security will convert into Class a common stock and the terms of the Convertible Debt are outlined below:

Amount outstanding: $104,716.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger:

Material Rights

This convertible debt is b/t the company and the CEO who advanced $104,716 at no interest and due on demand.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. An Investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes such as the Amended and Restated 8% Senior Secured Convertible Note, preferred shares, such as our Series A Convertible Preferred Stock or options or warrants we may issue in the future) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,744,624.28
  Use of proceeds: The proceeds were used for general operations, production, marketing and sales.
  Date: December 06, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $1,064,339.21
  Number of Securities Sold: 657,867
  Use of proceeds: StartEngine Platform Fees 3.5% of funds Marketing 30% of funds Social media campaigns, production of content, Facebook ads, etc. Company Employment 20% of funds Changing the status of some consultants and contractors to full time employees. Inventory 46.5% of funds Producing new tequila inventory to prepare for expansion into additional markets and meeting demand in current markets.
  Date: October 31, 2019
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue in 2020 was adversely impacted by Covid shutdowns which severely limited sales to bars and restaurants, which were our main sources of volume. It also led to a new wholesaler partner in NY to delay taking on the brand. Other factors that affected our financial performance were the need to invest in salespeople, marketing programs, digital advertising, and digital content.

Revenue grew 84% in 2020 from a small base as we expanded to CA, FL, and GA. The cost of goods exceeded revenue because the marketing requirements in luxury tequila require investment for several years. Without the investment in digital marketing and ads, salespeople, and marketing programs, there is little to no chance of significant growth or long-term success. it is a very expensive category to compete in.

We eventually will sell the brands to a large spirits company that will value Teuila Holdings by the number of cases sold and not by the amount of profit generated. This is because the acquiring company will be able to plug the brands into its distribution system and will have a much lower cost basis.

Historical results and cash flows:

We believe that revenue will increase at a far faster pace than in the past as we enlist new wholesalers for key states (we are close to having dealt with new wholesalers for both NY and FL, but not yet concluded) and as we sell in more states. We also believe our digital marketing capabilities will drive awareness and growth. The company has begun to pursue a serious initiative to grow e- commerce sales and anticipates significant volume growth as we cut deals with large retailers that ship tequila.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have approx. $150k in cash now. Our CEO is also capable of lending the company up to $200k.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are crucial to our ability to produce tequila, expand to new states and increase marketing and sales efforts to drive growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company would survive without the new funds but would not achieve the growth levels we desire over the near and long term.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company would survive without the new funds. If we raise our minimum, we would operate for six months by carefully monitoring our expanded marketing and sales expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

The company would survive without the new funds. If we raise our maximum, we can operate for 18- 24 months while significantly increasing marketing/sales spend and expanding to new markets.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We anticipate additional fundraising to fund geographic expansion and to increase advertising to generate drinker awareness, trial, and case sales.

Indebtedness

- **Creditor:** Convertible Debt – Related Parties
  Amount Owed: $1,163,858.00

Interest Rate: 8.0%
In February 2015, the Company issued Senior Secured Convertible Notes ("Senior Convertible Notes") to John Chappell, the Company's Chief Executive Officer ("CEO"), with principal balances totaling $1,163,858. During 2019, the Company amended the Senior Convertible Notes to reflect additional loans made to the Company for an amended principal balance of $1,744,624. Interest accrues at 8% per annum on the unpaid principal balance and matures five years from the date of the amendment. The note is convertible at $0.40 per share of Class A common stock at any date at the option of the holder. The change in terms, primarily related to the conversion feature, was determined to be substantial; however, there was no gain or loss on extinguishment. Based on the estimated fair value of Class A common stock, it was determined that the note included a beneficial conversion feature that was greater than the value of the note. Accordingly, the Company recorded a full discount on the note which will be amortized over the life of the note. As of December 31, 2020, the Company amortized $378,002 with $1,366,622 remaining to be amortized through December 2024.

- **Creditor:** Convertible Debt – Related Parties
  Amount Owed: $104,716.00
  Interest Rate: 0.0%
  Subsequent to entering into the convertible debt described above, the Company's CEO advanced the Company $104,716. The advances are due on demand and non-interest bearing.

Related Party Transactions

- **Name of Entity:** John Chappell
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Convertible Debt – Related Parties
  Material Terms: In February 2015, the Company issued Senior Secured Convertible Notes ("Senior Convertible Notes") to John Chappell, the Company's Chief Executive Officer ("CEO"), with principal balances totaling $1,163,858. During 2019, the Company amended the Senior Convertible Notes to reflect additional loans made to the Company for an amended principal balance of $1,744,624. Interest accrues at 8% per annum on the unpaid principal balance and matures five years from the date of the amendment. The note is convertible at $0.40 per share of Class A common stock at any date at the option of the holder. The change in terms, primarily related to the conversion feature, was determined to be substantial; however, there was no gain or loss on extinguishment. Based on the estimated fair value of Class A common stock, it was determined that the note included a beneficial conversion feature that was greater than the value of the note. Accordingly, the Company recorded a full discount on the note which will be amortized over the life of the note. As of

December 31, 2020, the Company amortized $378,002 with $1,366,622 remaining to be amortized through December 2024. Subsequent to entering into the convertible debt described above, the Company's CEO advanced the Company $104,716. The advances are due on demand and non-interest bearing.

Valuation

Pre-Money Valuation: $15,006,347.06

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, are converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,849,340.28 in Senior Convertible Notes and Convertible Debt outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Valuation Basis

The past 18 months of sales in NYC, the most competitive market for high-end tequila, demonstrate proof of concept with 180 accounts opened and an 80% repeat purchase rate. This was achieved without a traditional wholesale through the work of one full-time salesperson and the assistance of the founder/CEO.

National media from PBS Information Matrix video and commercial. 50 million households will be reached.

Incipient relationship with Johnson Brothers in NY metro market as of this fall. This is the 4th largest wholesaler network in the wine/spirits category and could potentially offer PaQui distribution in an additional 25 states.

Multiples in high-end tequila can be very high. Casamigos was valued at $1BN at its acquisition by Diageo in 2017. The price paid per case ranged between $8300 and $11,100 depending on the actual volume of between 90k and 120K cases. (Source Beverage Daily.com. Reuters.) Furthermore, Bacardi to buy out Patron tequila in a $5.1 billion deal, analyst estimates deal at lofty 25.5 x EBITDA.

PaQui has demonstrated an ability to compete with the dominant brands with its consumer insight-based branding and its taste profile that offers a far more pleasant drinking experience than the dominant brands.

We also view the recent raise on StartEngine by a mezcal brand that valued itself at $7.5M as a relevant justification for the $15M valuation as we now have a very credible mezcal brand under our own brand.

**The Company set its valuation internally, without a formal-third party independent evaluation.*

Use of Proceeds

If we raise the Target Offering Amount of $9,998.26 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Production of tequila.

If we raise the over allotment amount of $4,999,998.58, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  35.0%
  Digital advertising, content development, new product development, sales force expense, POS.

- *Working Capital*
  50.0%
  Production of tequila and shipping to US and to specific markets.

- *Company Employment*
  11.5%
  Moving key contract employees to full time employee status.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at paquitequila.com (paquitequila.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/paqui

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Tequila Holdings, Inc.

[See attached]

TEQUILA HOLDINGS, INC.

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT

FOR THE CALENDAR YEARS ENDED
DECEMBER 31, 2020 AND 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

April 6, 2021

To: Board of Directors, Tequila Holdings, Inc.

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of Tequila Holdings, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders' deficit, and cash flows for the calendar year periods thus ended, and the related notes to the restated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the restated financial statements referred to above present fairly, in all material respects, the restated financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders' deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying restated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

TEQUILA HOLDINGS, INC.
BALANCE SHEETS
SEE ACCOMPANYING INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2020 AND 2019

	December 31, 2020	December 31, 2019
Assets		
Current assets:		
Cash	$ 153,618	$ 8,976
Accounts receivable	41,761	18,281
Inventory	36,739	72,432
Related party receivable	-	-
Other current assets	4,915	-
Total current assets	237,033	99,689
Total assets	$ 237,033	$ 99,689
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 11,097	$ 17,790
Accrued liabilities	549,214	456,105
Related party advances	104,716	92,716
Note payable - current	12,704	36,827
Total current liabilities	677,731	603,438
Convertible debt - net of current portion	-	-
Convertible debt - related party, net of discount of $1,366,622 and $1,715,547, respectively	378,002	29,077
Total liabilities	1,055,733	632,515
Commitments and contingencies (Note 3)	-	-
Stockholders' Deficit:		
Preferred stock, 335,000 authorized, 184,493 issued and outstanding	330,242	330,242
Class A Common stock, 15,000,000 authorized, 4,119,791 issued and outstanding	4,120	4,120
Class B Common stock, 10,000,000 authorized, 1,172,485 issued and outstanding	1,173	515
Subscription receivable	(14,374)	-
Additional paid-in capital	4,290,945	3,331,328
Accumulated deficit	(5,430,806)	(4,199,031)
Total stockholders' deficit	(818,700)	(532,826)
Total liabilities and stockholders' deficit	$ 237,033	$ 99,689

TEQUILA HOLDINGS, INC.
STATEMENTS OF OPERATIONS
SEE ACCOMPANYING INDEPENDENT AUDITOR'S REPORT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Revenues	$ 222,059	$ 120,383
Cost of revenues	323,995	90,482
Gross profit	(101,936)	29,901
Operating Expenses:		
General and administrative	78,808	160,051
Sales and marketing	608,999	164,935
Total operating expenses	687,807	324,986
Operating loss	(789,743)	(295,085)
Other expense:		
Interest expense	442,034	122,186
Total other expense	442,034	122,186
Net loss	$ (1,231,777)	$ (417,271)

See accompanying notes which are integral to the financial statements

TEQUILA HOLDINGS, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
SEE ACCOMPANYING INDEPENDENT AUDITOR'S REPORT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Preferred Stock		Common Stock - A		Common Stock - B					
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit
December 31, 2018	184,493	$ 330,242	4,119,791	$ 4,120	514,618	$ 515	$ 1,586,704	-	$ (3,781,760)	$ (1,860,179)
Stock based compensation	-	-	-	-	-	-	-	-	-	-
Shares issued for services	-	-	-	-	-	-	-	-	-	-
Beneficial conversion feature	-	-	-	-	-	-	1,744,624	-	-	1,744,624
Net loss	-	-	-	-	-	-	-	-	(417,271)	(417,271)
December 31, 2019	184,493	330,242	4,119,791	4,120	514,618	515	3,331,328	-	(4,199,031)	(532,826)
Stock based compensation	-	-	-	-	-	-	-	-	-	-
Shares issued for services	-	-	-	-	-	-	-	-	-	-
Shares issued Reg CF Raise	-	-	-	-	657,867	658	959,617	(14,374)	-	945,902
Net loss	-	-	-	-	-	-	-	-	(1,231,777)	(1,231,777)
December 31, 2020	184,493	330,242	4,119,791	4,120	1,172,485	1,173	4,290,945	(14,374)	(5,430,808)	(818,701)

TEQUILA HOLDINGS, INC.
STATEMENTS OF CASH FLOWS
SEE ACCOMPANYING INDEPENDENT AUDITOR'S REPORT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,231,775)	$ (417,271)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	-	-
Amortization	-	-
Loss on sale of intangible assets	-	-
Gain on debt conversion	-	-
Amortization of debt discount	348,925	29,077
Stock-based compensation	-	
Changes in operating assets and liabilities:		
Accounts receivable	(23,480)	(6,375)
Inventory	35,693	(41,637)
Other current assets	(4,915)	-
Accounts payable	(6,693)	5,576
Accrued liabilities	93,109	97,109
Deferred revenue	-	-
Net cash used in operating activities	(789,136)	(333,521)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Related party advances	-	-
Net cash used in investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds (repayment) - related party advances	12,000	92,716
Proceeds (repayment) - line of credit, net	-	-
Proceeds (repayent) - notes payable, net	(24,123)	(13,243)
Proceeds (repayments) - notes payable - related parites	-	-
Proceeds - convertible debt	-	-
Proceeds (repayment) - convertible debt - related parties	-	249,500
Proceeds from sale of preferred stock	-	-
Proceeds from sale of common stock	945,901	-
Net cash provided by financing activities	933,778	328,973
Increase (decrease) in cash and cash equivalents	144,642	(4,548)
Cash and cash equivalents, beginning of year	8,976	13,524
Cash and cash equivalents, end of year	$ 153,618	$ 8,976
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Non cash investing and financing activities:		
Beneficial conversion feature on related party convertible debt		$ 1,744,624

See accompanying notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

Tequila Holdings, Inc. was formed on June 15, 2007 ("Inception") in the State of Delaware. The financial statements of Tequila Holdings, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Tequila Holdings, Inc. produces and sells PaQuí, an artisanal tequila handcrafted in a small distillery using traditional pot stills. Our Master Distiller invented a new process to achieve an inviting aroma, layers of flavor, and a soft finish – so unlike the other tequilas on the market.

Management Plans
The Company does not yet have revenues significant enough to cover operating costs and operates in an industry that is highly competitive. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with capital from existing shareholders, issuances through of equity through a Regulation Crowdfunding offering as well as other means of financing as available. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and operations, which could harm our business, financial condition and operating results. The balance sheets do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

- Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
- Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to: changes in the airline industry, blockchain asset regulations by authorities, fuel and operating costs, changes to corporate governance best practices for executive flying, general demand for private jet travel, market acceptance of the Company's business model and COVID-19 issues more fully described below. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 30, 2020, the World Health Organization declared the COVID-19 coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, it is known that the travel industry in which we operate has been severely impacted. The Company is monitoring the situation and exploring opportunities in regards to travel behavior for when travel restrictions ease.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Offering Costs
The Company complies with the requirements of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("ASC") 340 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The Company did not have an allowance for doubtful accounts as of December 31, 2020 and 2019.

Convertible Debt with Beneficial Conversion Features
Convertible debt is accounted for under the guidelines established by Accounting Standards Codification ("ASC") 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion and/or debt issued with warrants, which is treated as a discount to the instruments where derivative accounting does not apply. The discounts are accreted over the term of the debt.

Modifications to Convertible Debt
We account for modifications of embedded conversion features ("ECF") in accordance with ASC 470 – Debt ("ASC 470"), ASC 470 requires the modification of a convertible debt instrument that changes the fair value of an ECF be recorded as a debt discount and amortized to interest expense over the remaining life of the debt. If modification is considered a substantial (i.e., greater than 10% of the carrying value of the debt), an extinguishment of the debt is deemed to have occurred, resulting in the recognition of an extinguishment gain or loss.

Revenue Recognition
The Company recognizes revenues from the sale of tequila to bars, restaurants, and retail stores.

The Company has adopted ASC Topic 606 ("ASC 606") – Revenue from Contracts with Customers, as of January 1, 2019 using the modified retrospective method. The adoption of ASC 606 did not materially impact the way the Company recognizes revenue.

In applying the guidance of ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation.

Cost of Revenues
Cost of revenues consists of product and logistic costs from our third-party fulfilment manager.

Advertising
The Company expenses the cost of advertising and promotions as incurred.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – DEBT

Convertible Debt – Related Parties
In February 2015, the Company issued Senior Secured Convertible Notes ("Senior Convertible Notes") to John Chappell, the Company's Chief Executive Officer ("CEO"), with principal balances totaling $1,163,858. During 2019, the Company amended the Senior Convertible Notes to reflect additional loans made to the Company for an amended principal balance of $1,744,624. Interest accrues at 8% per annum on the unpaid principal balance and matures five years from the date of the amendment. The note is convertible at $0.40 per share of Class A common stock at any date at the option of the holder. The change in terms, primarily related to the conversion feature, was determined to be substantial; however, there was no gain or loss on extinguishment.

Based on the estimated fair value of Class A common stock, it was determined that the note included a beneficial conversion feature that was greater than the value of the note. Accordingly, the Company recorded a full discount on the note which will be amortized over the life of the note. As of December 31, 2020, the Company amortized $378,002 with $1,366,622 remaining to be amortized through December 2024.

Convertible Debt – Related Parties
Subsequent to entering into the convertible debt described above, the Company's CEO advanced the Company $104,716. The advances are due on demand and non-interest bearing.

NOTE 5 – STOCKHOLDERS' DEFICIT

Common Stock
We have authorized the issuance of 25,000,000 shares of our common stock with par value of $0.0001. Of these authorized shares, 15,000,000 are designated as Class A Common Stock and 10,000,000 shares are designated as Class B Common Stock.

During the year ended December 31, 2020, the Company sold 675,867 shares of Class B common stock for gross proceeds of $1,059,335 through its Regulation Crowdfunding offering and received $945,902 in proceeds from amounts sold which were subject to hold back. As of December 31, 2020, the Company had a remaining subscription receivable of $14,374.

As of December 31, 2020, 1,172,485 and 4,119,791 shares are outstanding of Class B Common Stock and Class A Common Stock, respectively.

Preferred Stock
We have authorized the issuance of 335,000 shares of our preferred stock with par value of $0.0001. As of December 31, 2020, there were 184,493 shares of preferred stock outstanding

NOTE 6 – INCOME TAXES

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2020	2019
Current tax provision		
Federal	$ -	$ -
State	-	-
Total	$ -	$ -
Deferred tax provision (benefit)		
Federal	$ (163,000)	$ (62,000)
State	(66,000)	(25,000)
Valuation allowance	229,000	87,000
Total	-	-
Total provision for income taxes	$ -	$ -

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the years ended December 31:

	2020	2019
Statutory US Federal tax rate	21.0%	21.0%
Permanent differences:		
State and local income taxes, net of Fede	7.0%	7.0%
Stock compensation	-7.8%	-4.8%
Other	0.4%	-4.8%
Temporary differences	-2.1%	-0.8%
Change in effective tax rate	6.8%	0.0%
Valuation allowance	-18.6%	-17.5%
Total	6.8%	0.0%

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	2020	2019
Deferred tax asset attributable to:		
Net operating loss carryover	$ 1,234,000	$ 1,004,000
Valuation allowance	(1,234,000)	(1,004,000)
Net deferred tax asset	$ -	$ -

As of December 31, 2020, and 2019, the Company had deferred tax assets of approximately $1,234,000 and $1,004,000, respectively, primarily from net operating losses of approximately $ 4,182,000 and $3,404,000, respectively. The Company maintains a full valuation allowance on the deferred tax assets as of December 31, 2020 and 2019. Net operating losses incurred after 2018 have no expiration.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New York state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since 2016. The Company currently is not under examination by any tax authority.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through April 6, 2021, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

PaQuí Tequila

Luxury tequila delicious enough to sip.


paQui
REPOSADO
TEQUILA
paQui
SILVERA
TEQUILA
paQui
AÑEJO
TEQUILA

Website New York, NY FOOD & BEVERAGE

$0.00 raised

$1,064,339 previously crowdfunded

0 Investors	**$15M** Valuation
$2.74 Price per Share	**$249.34** Min. Investment
Common Shares Offered	**Equity** Offering Type
$5M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

PaQuí is challenging the status quo of the tequila market. Its authentic Mexican branding signals luxury status and captures the joy of tequila (PaQuí means "To Be Happy" in Aztec). The PaQui profile stands out with floral, grassy aromas, sweet agave fruit and a surprisingly smooth finish. PaQuí's branding and liquid excellence believes that it can compete with the biggest luxury tequila brands. What we need now are the resources to make tequila drinkers aware of this delicious drinking experience.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Successful StartEngine campaign in 2020 that was oversubscribed with over $1M raised.
- Tequila is a hot category that grew from 3.09% of total spirits to 6.52 % in five years, and sales of 100% agave tequila increased 31% in 2020.
- PaQuí is one of the highest rated major tequila brands with a delicious taste profile that has appealing aromas, sweet agave fruit, and a smooth finish.



OUR STORY

A Dangerously Fun Spirit with Superior Taste and a Huge Market Opportunity

PaQuí was created by alcoholic beverage veteran John Chappell who sensed a business opportunity in the luxury tequila segment when he found that the dominant brands were lacking the things he enjoys most: pleasant aromas, fruit, complexity and smooth finish.

"PaQuí Tequila is hand-crafted to be the most enjoyable drinking experience in luxury tequila"

When Chappell asked Master Distiller Gilberto Jasso why these billion-dollar brands had such a harsh burning taste, Jasso believed that he could create a more enjoyable liquid. He invented a process that goes a further step in distillation by separating the heart of the agave to remove harsh impurities allowing the drinker to smell and taste the complex and delicious flavors of the blue agave.

We believe that almost no other brands at the $45 - $55 retail range do this step as yields can fall by up to 20%. This is the crucial step behind our grassy, floral aromas, sweet agave fruit, complex flavors and soft finish.



PaQui only picks Blue Weber Agave that reaches maturity of 25 - 26 brix sugar level, and is produced in highly sterile conditions with Stainless Steel baking, fermentation and distillation. We also use fresh wine yeast for each fermentation to achieve consistent results.

The ultimate result is a luxury tequila that is delicious, smooth and enjoyable enough to sip and enhances any cocktail.


PAQUÍ OUTSCORES
THE BILLION DOLLAR BRANDS
WINE ENTHUSIAST SCORES FOR SILVER TEQUILAS
paQui
SILVERA
PAQUÍ SILVERA
94
POINTS
CASAMIGOS SILVER
92
POINTS
DON JULIO BLANCO
91
POINTS
PATRON SILVER
87
POINTS

"... lovely and complex flavors, spanning lemon and grapefruit, vanilla and zingy pepper, this bright, smooth tequila is a beauty." - WINE ENTHUSIAST

** These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*



paQuí
SILVERA
HECHO EN MEXICO

THE PROBLEM

The Current Luxury Tequila Market has Two Major Points of Weakness



How Americans avoid tasting even top shelf tequilas.
SERVE IT AS A SHOT
HIDE IN SUGARY DRINKS

The Harsh Unpleasant Taste

The tequilas that dominate the luxury segment seem to focus almost exclusively on marketing and not on liquid quality, allowing a challenger brand like PaQuí with a fraction of their resources to outscore them in reviews by Wine Enthusiast. Most are taken as shots to avoid the bite and unpleasant burn. Because of this, most Americans are scared of tasting the tequila and have never experienced how flavorful and smooth artisan tequila can taste. We believe that many drinkers like the fun drinking experience offered by tequila, but are turned off by the taste profile.

Cliche Identities

According to our research, the marketing and branding of tequila pays little to no attention to the emotional and psychological reasons why drinkers choose tequila: the cultural heritage of Mexico, the elevated sociability that tequila promises to offer, and the appealing sense of dangerous fun, especially when you enjoy it with friends.

THE SOLUTION


paQui
SILVERA

A refined, smoother flavor

We believe PaQuí Tequila's taste profile is highly differentiated and we believe unlike any offered by the dominant brands. Industry reviews and the drinkers agree that the liquid has attractive floral hints, sweet agave fruit aromas, and a soft smooth finish that is enjoyable to taste.



100% BLUE WEBER AGAVE FROM JALISCO



STEAMED IN A STAINLESS STEEL AUTOCLAVE



FERMENTED FOR 5 DAYS IN STAINLESS STEEL

"I have not been a Tequila fan since 1984, PaQui just changed my view that I had on Tequila for over 33 years."

- Joe L.

** These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*


paQui
SILVERA

When we do tasting events. drinkers are often shocked when they taste PaQuí for the first time. Many respond by saying they usually avoid tequila or never liked tequila, but PaQuí is completely different from what they have ever tasted. They express how much they like PaQui and often convince their more skeptical friends and family to taste it; confirming our belief that there is a significant niche for a brand with PaQui's refined taste profile.

"My wife, brother and neighbors really enjoyed PaQui...the looks on their faces was priceless. Your product just blew them away."

- Clarence F.

"I compared it head to head with the other luxury brands. PaQuí was more flavorful and smoother than all of them. No impurities or harshness. Investing was a no brainer."

- James J.

"I will never drink anything else as far as Tequila. The aroma is nice but not harsh. The flavor is outstanding and it goes down so smooth without that harsh back bite."

- J. Neferkari

** These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

Branding that Appeals to the Authentic Mexico & Aztec Culture

The PaQuí brand aims to reflect and capture the emotion behind tequila: Mexican cultural authenticity, a sense of old world craftsmanship and quality, a sense of enjoyment, sociability and fun. The brand is loaded with depth and can communicate its profile and its ties to the unique tequila drinking experience..

paQui TEQUILA

OUR NAME

PaQui is an Aztec word that means "To Be Happy."

OUR LOGO

An Aztec warrior with headdress but no weapons, ready to party & have fun, captures the joy of tequila.


paQui
SILVERA

OUR BOTTLE DESIGN

Resembles the Aztec pyramid and stands out with an elegant and rugged impression.



SUPERIOR TASTE & DRINKABILITY

PaQuí Silvera and Reposado are both rated highest among all the major tequila brands that currently dominate the market including Patron, Don Julio, Casamigos and Herradura.

HUGE GROWTH OPPORTUNITY

Tequila is the fastest growing spirits category in the USA; PaQuí has enormous geographic expansion opportunities ahead as we now only compete in five states.

STUNNING AUTHENTIC BRANDING

The PaQuí brand was built on deep consumer insight that led to branding that is authentically Mexican with deep ties to Aztec cultural archetypes.

THE MARKET

Tequila is one of the Fastest Growing Spirits Category in the U.S.*

US sales of 100% agave tequila **grew 31% in 2020**

The tequila category **grew from 3.09% to 6.52%** of total spirits in 5 years

Despite negative impacts from Covid, **PaQuí revenue grew by 84%** in 2020

** Source, Source*

*** Sources from left to right: Source, Source*

PaQuí has enormous geographic expansion opportunities ahead as we now only compete in five states.

OUR TRACTION

Incredible 85% Resale Rate and Rapid E-Commerce Expansion

For our initial proof of concept and product market viability, we launched PaQuí first in Manhattan, one of the hardest spirits markets to enter. For the first 1.5 years, the owner and his one NY market sales director singlehandedly opened 180+ doors in the hardest, most competitive spirits market. They achieved sky-high repurchase rates with an 85% resale rate.

DESPITE COVID; 2020 EXPANSION INTO TEQUILA'S BIGGEST STATES
PaQuí has experienced 84% growth in revenue despite the negative impact from Covid shutdowns and successfully expanded into tequila's biggest states: CA, FL, and GA.

OUR DIGITAL ADVERTISING ACCOMPLISHMENT



PaQui Tequila
Sponsored
One of the most successful crowdfunding spirits campaigns on StartEngine, the little known tequila brand raised $1.07M in 6 months. Now, you can taste why. Try PaQui for yourself.
PAQUITEQUILA.PASSIONSPIRITS.COM
We Can't Keep These Bottles In Stock!
Taste For Yourself
Up to **13x returns** on conversion campaigns*
We get PaQuí in front of **millions of hyper-targeted audiences**
High engagement & **fervent comments** from fans
Ads that **support sales teams**
Successful Facebook & Google Ad Campaigns
*viewer to investor conversion campaigns.

KILLER DIGITAL MARKETING PROGRAM

On the marketing front, we made major advances in digital advertising that initially drove the oversubscribed 2020 StartEngine campaign to its maximum level and have since brought on industry-leading specialists to help us drive our digital marketing and other key marketing programs such as SEO-optimized content, email funnel marketing, trade PR, social media marketing.



WE COMMUNICATE
LUXURY & KNOWLEDGE BEAUTIFULLY
PaQuí Recipe Bar
PaQuí Stories
The Zest Cocktail Recipe
Ingredients
Preparation

E-COMMERCE ACCOMPLISHMENT

We also launched our own online store and expanded our e-commerce capabilities to allow us to reach customers in 40 states plus Washington D.C. (in 2019, we were only available mostly in New York City!)



PAQUÍ E-COMMERCE EXPANSION
NOW SHIPPING TO 40 STATES + WASHINGTON D.C.

HIGHLY REGARDED BY MEDIA & INFLUENCERS

We have been getting the attention of leading publications in the spirits & food industry, as well as luxury media outlets and influencers alike and getting a lot of great reviews.

**Source*, *Source*, *Source*, *Source*

*Sources

Lastly, we introduced **a new mezcal brand Lejana Y Sola** that continues to get a strong response in NY, FL, and CA. More on this below.

WHAT WE DO

How we make tequila taste so delicious

The Master Distiller and Founder's mission was to create an enjoyable, premium tequila that is smooth, flavorful and celebrated the rich agave aromas. PaQuí prioritizes quality, taste and the drinking experience. We go one step further in the distillation process by separating the heart of the agave plant that holds the harsh tasting impurities. We sacrifice up to 20% of our yield so the drinker can enjoy a unique experience that captures the best of the blue agave: floral aromas, sweet agave fruit, complexity, minerality and softness.


paQui
REPOSADO
paQui
SILVERA
paQui
AÑEJO

100% BLUE WEBER AGAVE FROM THE HIGHLANDS OF JALISCO

Our Master Distiller hand-selects the finest Blue Weber Agave from the highlands of Jalisco, Mexico. PaQuí Tequila is always 100% Blue Weber Agave, 100% of the time.



MATURED TO 26 BRIX LEVEL

The key to achieving the characteristic complex flavors of sweet agave fruit that's in every sip of PaQuí lies in the BRIX level, or sugar level. Our agave is picked at 7 to 10 years maturity when they reach the ideal 26 BRIX. This ensures a delicious tequila that is abundant in flavor and aromas.


THE DIFFERENCE
paQui
SILVERA
RIEDEL GLASS
SHOT GLASS

OUR PROPRIETARY SELECTIVE DISTILLATION METHOD

The smooth, soft finish of our Tequila comes from our proprietary selective distillation process that goes one step further to separate the heart of the agave plant that holds the harsh tasting impurities that we believe you taste in many other mass-market brands. In the vast majority of brands these impurities are not removed resulting in the harshness and burning finish that many associate with Tequila.



STERILE PROCESS WITH STAINLESS STEEL

Finally, we use fresh wine yeast instead of the typical airborne ones in every fermentation for consistency and control. PaQui also uses stainless steel autoclaves and pot stills for fermentation because the clean conditions are vital to achieving the PaQui profile.


paQui
AÑEJO
paQui
REPOSADO

Our aged styles are unique in that the light touch of oak is in delicious balance with the sweet agave fruit that is so apparent in the Silvera.

Reposado

Aged for four months in former whisky barrels of American oak to yield a light touch of wood. This allows the full range of agave aromas and flavors to be delicately balanced with the oak.


AS SEEN IN MAY 2021
WINE ENTHUSIAST
BUYING GUIDE
93 points
paQui
REPOSADO

"... Just the mildest mellowing from the oak, savory and fresh, each sip ends drying, brisk and citrusy."

** These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

Añejo

Aged 14 months in American oak barrels, our Añejo has a significant oak presence in balance with the agave fruit, deeper notes of vanilla, nuts and caramel. Unlike competitive reposados and añejos which we find to be dominated by oak, our añejo has a complex balance of oak and agave and a silky finish, the 40% norm that many consider a success in the spirits industry.

NEW PRODUCT LAUNCH

A Mezcal to Launch Us into a Booming Spirits Category

We introduced a new Mezcal brand, Lejana y Sola, in the winter of 2020 and have been getting amazing feedback from our account partners, customers, media and influencers. While Tequila has seen tremendous growth as the #1 spirits export from Mexico, Mezcal exports to the USA have also exploded, growing fivefold from 2015 through 2019. Globally, mezcal exports reached 827,000 cases in 2019, adding 170,000 cases over 2018. *Impact Databank


LEJANA
Y
SOLA
MEZCAL
ARTESANAL

Putting the drinking experience and taste profile above all else, we crafted an ensemble mezcal that strikes a beautiful balance of light smoke and sweet agave fruit -- and is at once earthy, spicy and subtly musky with a lingering, smooth finish. Lejana y Sola is an ensemble of Espadin and the rare, wild Cuishe Agave that grows in the mountainside hills of Oaxaca. Lejana Y Sola translates to Afar and Alone. The name is in tribute to the famous poem by Federico Lorca, Il Cancion Del Jinete, The Horsemen's Song.



THE WILD AGAVES

The wild agaves of Mexico like Cuishe are from a different world and the flavors are unlike anything: amazing, organic, earthy, deep and surprising. They give mezcal a mystique that is well-deserved. There are more than 50 wild agaves used in mezcals and we chose Cuishe for its indescribable aromas and flavors. Blending the untamed Cuishe with the more mild mannered Espadin makes Lejana Y Sola a pleasure to sip and savor.





THE ANCIENT ARTISANAL METHOD

Lejana y Sola is distilled in the small family owned palenque Tierra de Tradiciones located in a rustic, beautiful mountainous area, two hours from Oaxaca City called Lachilá. Crafted using the ancient artisanal method with no electricity, the Espadin and Cuishe agaves are roasted over oak in a stone-lined fire pit, crushed by a horse drawn tahona, fermented in wooden tanks and double distilled in a copper alambique - a truly medieval technology.

THE BUSINESS MODEL

Make the best tequila. Get the word out.

Our business model is simple but our process is hands on, diligent, fueled by creativity and relies on highly skilled team members and enthusiastic partners to get the word out.



For sales, it's simple. We believe we make the best tequila and pass it onto our wholesale partners and sales reps. We made sure our product has a gross margin of over 50%.

We learned a lot from this period of growth in New York, as well as during the challenging Covid-months, and had the opportunity to perfect our messaging, solidify our partnerships, and educate our new sales reps and distribution partners on what works for us and what we have learned. We believe in a cohesive message that we can control to ensure consistent brand messaging and presence.

We have no doubt that we can rapidly grow our on-the ground sales accounts and are anticipating a strong second half of 2021 as the major markets steadily reopen. We already have a key distribution partner lined up for this year, assuming all goes well on the COVID-front.

OUR E-COMMERCE EXPANSION & PLAN

Since our first raise, we have put a lot of emphasis on digital marketing, advertising, social marketing and our new e-commerce channels especially as Covid shut down most of the restaurant & bar business nationwide. We quickly pivoted to focusing on opening and supporting sales channels that did not rely on the F&B industry to continue growing our business.

We launched our online store in September 2020 and with the support of our enhanced digital marketing & ads programming, we have been able to make our e-commerce channel our biggest "state" in less than 3 months.


PaQui

With alcohol sales being one of the biggest areas of global e-commerce growth, we are continuing to put emphasis on our e-commerce plan that will go well beyond our own online store.

The cost to compete in the heavily branded, luxury spirits category is very high. The brands that dominate the luxury segment are each worth billions and are marketed by multi-billion dollar corporations. *

While we have confidence in carving out a solid share of this market for PaQuí, it is still a long term brand-building effort that necessitates increased spending on digital media and sales programs to build drinker awareness and trial.

* *Source*, *Source*, *Source*

THE VISION

Big growth through loyal customers

In five to six years we hope to achieve top seven brand volume in the high-end segment with a volume level of 150k 9L cases. The roadmap involves expansion to 30 or more states and significant marketing spend to build drinker awareness and trial. We believe that the brand's uniquely attractive taste profile will be recognized and attract drinkers from the dominant brands.

There appears to be an absence of artistry in the tequila market and we believe that by providing delicious tequila to American bars and liquor stores we will attract loyal customers and establish our tequila as a household name. We offer high-end sipping tequilas at an affordable price, making PaQuí an ideal option for any tequila drinkers wanting to explore the possibilities of the beverage.



Ultimately, our goal may be to attract large, significant and fitting spirit companies to purchase PaQui.

OUR TEAM

Trust, commitment and a love of fine tequila

Our core team is built on comradery and partnership that crosses national lines with the Founder, Sales Director and Marketing Director based in New York, and the Master Distiller and an advisor deeply tied to the tequila community in both Mexico and the U.S. based in their homeland, Mexico. Our Master Distiller and our advisor bring deep knowledge of tequila to our team and the U.S. team who are veterans in areas of alcohol- and beverage sales and marketing, work hard to ensure that the marketing is doing justice to the delicious liquid in our bottles.



The team is deeply experienced and full of the grit and determination needed to excel in this challenging category. We work as a team, communicate directly, defer to each other's wisdom, argue our views, respect decisions and move forward. We trust each other, knowing that we all want to succeed while growing as a team and as individuals.

WHY INVEST

We have tried and true products set to grow in a flourishing market

Just as the beer industry 25 years ago was controlled by a few mammoth players such as Anheuser-Busch and Miller, the luxury tequila category is now dominated by a few brands.* We believe these companies are marketing machines with huge power, but they neglect taste and quality. This rampant lack of quality in the tequila market has left a gaping hole to be filled by a company that we believe is able to provide a distinguished tequila at an affordable price.

PaQuí offers a much more enjoyable drinking experience that can surprise and delight the drinker. PaQuí's branding does a great job in being authentic and fun, and we are already airing ads and educational content that we hope will reach over 50 million households. Most importantly we believe we have a product that is consistently enjoyed and repurchased.

* *Source*, *Source*, *Source*

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Meet Our Team



JOHN CHAPPELL
Founder / CEO
Extensive executive experience marketing and selling alcoholic beverages including Stoli vodka with Pepsico, Rolling Racks, and Boston Beer Co.



GILBERTO JASSO
Master Distiller
Creator of the PaQui formula and one of the top distillers in the tequila industry. He is also the Master Distiller behind Cazadores and creator of Corzo tequila.



JAVIER MARTINEZ
Senior Advisor
An international expert in the tequila industry, Martinez has deep connections in the industry and is one of the original founders of PaQui. He operates a tequila & mezcal importing company.



JEFF GARLOW
Sales Director
A sales veteran and now, a specialist in the tequila industry, Garlow's winning personality and his versatility with a diverse background in marketing, events and sales makes him a key asset for PaQui.



EMI KAMIYA
Marketing Director
15 years of experience in marketing, branding, and social media marketing, including in the luxury space, Kamiya is passionate about taking innovative new brands that she believes in to new levels using digital tools.



Mike Ginley
US General Manager
Beverage industry executive that has successfully built premium spirits brands in multi-national organizations & entrepreneurial companies. He provides overall leadership to scale the business nationally.

Offering Summary

Company	Tequila Holdings, Inc.
Corporate Address	55 East End Ave #7d, New York, NY 10028
Offering Minimum	$9,998.26
Offering Maximum	$4,999,998.58
Minimum Investment Amount (per investor)	$249.34

Terms

Offering Type : Equity

Security Name : Class B Common Stock

Minimum Number of Shares Offered : 3,649

Maximum Number of Shares Offered : 1,824,817

Price per Share : $2.74

Pre-Money Valuation : $15,006,347.06

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Early Bird

- Friends and Family - First 72 hours | 15% bonus shares
- Super Early Bird - Next 72 hours | 10% bonus shares
- Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

- Tier 1 perk ($1000+): PaQuí T-Shirt
- Tier 2 perk ($5,000+): 2 PaQuí T-Shirts
- Tier 3 perk ($10,000+): PaQuí T-Shirt + Branded Riedel Tequila Glasses
- Tier 4 perk ($25,000+): PaQuí T-Shirt + Branded Riedel Tequila Glasses + 5% bonus shares
- Tier 5 perk ($50,000+): PaQuí T-Shirt + Branded Riedel Tequila Glasses + 10% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Tequila Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.74/share, you will receive and own 110 shares for $274. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow PaQuí Tequila to get notified of future updates!

Comments (1 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

startengine

©2021 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

JC in bar setting

Hi, I'm John Chappell, Founder and CEO. PaQuí Tequila is a collaboration between me and two exceptional tequila industry veterans, Javier Martinez and Gilberto Jasso, a world-respected Master Distiller.

We set out to create a tequila brand capable of challenging the status quo in the luxury market. One with a far more attractive aroma and taste profile. Tequila that's delicious and a pleasure to sip.

(here we show Patron, Don Julio and Casamigos with shot glasses in form of the bottles and then pan to a gorgeous shot of Silvera with the Riedel glass.)

A great way to understand the difference is that the big 3 brands are best served in a shot glass. Why? Because most people don't want to taste them. They lack the quality of a sipping tequila.

With PaQui, this is the glass that fits. It lets you savor the aroma, taste the sweet agave fruit... its complexity and smooth finish can be slowly enjoyed, sip by sip.

(pour, swirl and sip)

Going up against these mega brands that account for close to 90% of the category is an enormous challenge. But eventually, drinkers will move toward quality. The differences between PaQui's profile and these others aren't subtle but drinkers are mostly still unaware of PaQui's excellence. That's what we will change in the coming months and years - we will make them aware.

Now I'd like to introduce my partner Dr. Javier Martinez, a tequila expert and the key person managing PaQui's production in Mexico.

Javier Martinez, office or bar setting

HI, I'm Javier Martinez, founder, shareholder and active participant in growing the PaQui brand.

I want to first address the PaQui branding. As a Mexican I am proud of its deep ties to our culture, it is "Muy Mexicano."

The name PaQui is an Aztec word that means "to be happy." The symbol is an Aztec warrior, but he has no weapons and is ready to party. And the bottle itself recalls an Aztec pyramid. All the details suggest quality, authenticity and a deep level of craftsmanship.

As John mentioned, I oversee the production of PaQui. The demand for 100% blue agave tequila grew 31% last year and stressed all the systems, creating serious glass shortages in Mexico and high agave prices. We have made redundancy plans for this by hiring two more glass companies to ensure we never run out of glass no matter how fast tequila grows. We also have deep ties in

Jalisco that give us unique access to buy the mature agave that we need to achieve PaQui's superior taste.

To conclude, we have a beautifully conceived brand with a big taste advantage over the competition. But John and I long ago learned that PaQui's excellence is not nearly enough to succeed. The success of PaQui totally depends on having the financial resources to drive drinker awareness and trial.

Gilberto Jasso video insert

The owner of PaQui did not like any of the tequilas he tasted. They were lacking pleasant aromas, and lacking complexity, fruit, and a soft finish, So he asked me to make a very different tequila.

I told him there are 700 aroma and flavor compounds in the blue agave plant and then created a recipe to bring out the best of these flavors.

We remove impurities, harsh oily substances that cover up the agave character.

(pours liquid into palms, rubs hands, covers his nose and breathes in deeply and says) Fresh cut grass, florals, jasmine.

(pours into the elegant glass, swirls and watches the legs and then says) Sweet agave fruit, vanilla, white pepper minerals. and a soft finish."

JC again in the bar

I'm back to announce a new brand in the portfolio, a mezcal from Oaxaca called Lejana Y Sola. We introduced the mezcal in December and got a great reception from accounts in NY, FL, and CA. including several raves.

The mescal is not under the PaQui name because mezcal and tequila live in very different worlds. Mezcal is a much smaller category but has grown five-fold in the last five years. It's from different geographic locations in Mexico, uses different agaves, and has very different production methods. Lejana Y Sola is a Mezcal Artesanal meaning no electricity is used in production, only stone, wood, copper, horse, and manpower.

(Show still shots of mezcal making)

Lejana Y Sola also uses a wild agave called Cuishe which gives it indescribable flavors. But in key ways, it relates to PaQui as both have beautiful agave fruit, complexity, and a unique drinkability and smoothness. My hurdle for Lejana Y Sla was that it had to enhance the reputation of PaQui and it easily met that hurdle.

If sampling helps you decide to invest, we now ship PaQui and Lejana Y Sola to 40 states and DC from our online store on our website.

Thank you and Cheers.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:25 AM 12/03/2019
FILED 11:25 AM 12/03/2019
SR 20198393090 - File Number 4372572

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TEQUILA HOLDINGS, INC.

Tequila Holdings Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Company"), does hereby certify that:

FIRST: The original Certificate of Incorporation of the Company was filed with the Secretary of State of Delaware on June 15, 2007. An Amended Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 14, 2007.

SECOND: The Board of Directors of the Company has given written consent to the adoption of resolutions setting forth an Amended and Restated Certificate of Incorporation, declaring such Amended and Restated Certificate of Incorporation to be advisable and calling for the presentation of the same to the stockholders of the Company for consideration thereof.

THIRD: Thereafter, pursuant to the resolution of the Board of Directors of the Company, and in lieu of a meeting and vote of the stockholders, a majority of the stockholders have given written consent to the adoption of this Amended and Restated Certificate of Incorporation in accordance with the applicable provisions of the General Corporation Law of the State of Delaware.

FOURTH: The Amended and Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 and 245 of the General Corporation Law of the State of Delaware.

FIFTH: The text of the Certificate of Incorporation of the Company be and it is hereby restated and integrated and further amended in its entirety as follows:

Article I

The name of the corporation is Tequila Holdings, Inc.

Article II

The address of the registered office of the corporation in the State of Delaware is 2140 S. Dupont Highway, Camden, Kent County, 19934. The name of the registered agent of the corporation at such address is Paracorp Incorporated.

Article III

The purpose of the corporation is to engage in any lawful activity or act for which corporations may be organized under the General Corporation Law of the State of Delaware.

Article IV

A. Authorized Number of Shares of Common Stock. The corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the corporation is authorized to issue is 25,335,000 shares of which 25,000,000 shall be common stock designated into two classes: "Class A Common Stock" and "Class B Common Stock". The number of shares of the Class A Common Stock, par value $0.0001 per share, authorized to be issued is 15,000,000 and the number of shares of Class B Common Stock, par value $0.0001 per share, authorized to be issued is 10,000,000. The holders of the shares of Class A Common Stock shall be entitled to one vote per share, and the holders of the Class B Common Stock shall have no voting rights, except to the extent required by applicable law. Except as to voting rights, all shares of Class A Common Stock and Class B Common Stock shall be identical and entitle to the holder thereof the same rights and privileges in the equity of the Company.

B. Authorized Number of Preferred Stock. There shall be a class of shares of the Company designated as the Preferred Stock of 335,000 shares, with 0.0001 par value per share, shall be authorized for issuance to the respective holders thereof. The rights, privileges, designations, liquidation preferences, conversion rights and other matters with respect to the Preferred Stock shall be as set forth in the Certificate of Designations of Tequila Holdings, Inc. relating to the Preferred Stock as filed with the Secretary of State of Delaware on March 3, 2010. All shares of Preferred Stock are hereby designated as Series A Preferred Stock.

C. Authorization and Issuance of Senior Convertible Notes. The corporation is authorized to issue up to $2,500,000 of principal amount of Senior Convertible Notes, designated as the Senior Convertible Notes (the "Senior Notes"). The Senior Notes shall be convertible into shares of the corporation's Class A Common Stock and shall have such rights, privileges, maturity, interest rate, repayment, default terms and designations as are specifically set forth in the Convertible Note Agreement of the corporation, as such agreement is amended from time to time.

Article V

The election of directors of the corporation need not be by written ballot unless required by the bylaws of the corporation.

Article VI

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend, and repeal the bylaws of the corporation.

Article VII

A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the corporation; provided, however, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived from an improper benefit. If the Delaware Corporation Law is amended after the date of incorporation of the corporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

No amendment to or repeal of this Article VII shall have any adverse effect on the liability of alleged liability of any director of the corporation with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Article VIII

The corporation reserves the right to amend, alter, repeal or change any provision contained in this Certificate of Incorporation or to adopt new provisions, in the manner now or hereafter prescribed by the law of the State of Delaware, as amended from time to time, and all rights conferred herein are granted subject to this reservation. In addition, the number of authorized shares of Common Stock may be increased or decreased by the affirmative vote of a majority of the stock of the corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware Corporation Law.

IN WITNESS WHEREOF, the corporation has caused this amended certificate of be signed by John Chappell, its authorized officer, on this 23rd day of September 2019.

TEQUILA HOLDINGS, INC.

By: ________________________________

Name: John Chappell

Title: President and Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:58 PM 03/03/2010
FILED 02:57 PM 03/03/2010
SRV 100241552 - 4372572 FILE

CERTIFICATE OF DESIGNATION OF SERIES A PREFERRED STOCK OF TEQUILA HOLDINGS, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

The undersigned duly authorized officer of Tequila Holdings, Inc. a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Company"), in accordance with the provisions of Section 103 thereof, and pursuant to Section 151 thereof, does hereby certify:

That pursuant to the authority conferred upon the Board of Directors of this Company (the "Board of Directors") by the Certificate of Incorporation of the Company (the "Certificate of Incorporation"), the Board of Directors of the Company on March 2, 2010, adopted the following resolution creating a series of 335,000 shares of Series A Preferred Stock, par value $.0001 per share:

RESOLVED, that pursuant to the authority vested in the Board of Directors in accordance with the provisions of its Certificate of Incorporation, a series of Preferred Stock of the Company be and it hereby is created, that the shares of such series shall be designated as Series A Convertible Preferred Stock (the "Series A Preferred"), that the number of shares constituting such series shall be 335,000 and that the designation and amount thereof and the preferences and relative, optional and other special rights of the shares of such series, and the qualifications, limitations and restrictions thereof are as follows:

1. Dividend Rights.

(a) Holders of Series A Preferred, in preference to the holders of any other stock of the Company ("Junior Stock"), shall be entitled to receive, when, as and if declared by the Board of Directors, but only out of funds that are legally available therefor, annual cash dividends at the rate of 10% of the "Series A Original Issue Price" (which will be the amount of $5 per share), on each outstanding share of such Series A Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), up to an aggregate cumulative amount per share of Series A Preferred equal to the Series A Original Issue Price. All dividends under this Section 1(a) are non-cumulative, non-mandatory and shall be payable only when, as and if declared by the Board of Directors.

(b) So long as any shares of Series A Preferred shall be outstanding, no dividend, whether in cash or property, shall be paid or declared, nor shall any other distribution be made, on any Junior Stock until all dividends (set forth in Section 1(a) above) on the Series A Preferred shall have been paid or declared and set apart.

2. Voting Rights.

(a) <u>General Rights</u>. Except as may be required by law, the Series A Preferred shall be voted equally with the shares of the Class A Common Stock of the Company and not as a separate class, at any annual or special meeting of stockholders of the Company, and may act by written consent in the same manner as such Class A Common Stock, in either case upon the following basis: each holder of shares of Series A Preferred shall be entitled to such number of votes as shall be equal to the whole number of shares of Class A Common Stock into which such holder's aggregate number of shares of Series A Preferred is convertible (pursuant to Section 4 below) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent; provided that in all cases the right to vote of the Series A Preferred shall be limited solely and exclusively to effecting or validating the following actions:

(i) Any amendment, alteration or repeal of any provision of the Certificate of Incorporation or the Bylaws of the Company (including any filing of a Certificate of Designation) that affects adversely the voting powers, preferences, or other special rights or privileges, qualifications, limitations, or restrictions of the Series A Preferred;

(ii) Any increase or decrease (other than by conversion) in the authorized number of shares of the Series A Preferred;

(iii) Any authorization or any designation, whether by reclassification or otherwise, of any new class or series of stock of the Company ranking senior to the Series A Preferred in rights of redemption, liquidation preference or dividends; or

(iv) Any agreement by the Company or its stockholders regarding an Asset Transfer or Acquisition (each as defined in Section 3(c) below).

3. Liquidation Rights.

(a) Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any Junior Stock, the holders of the Series A Preferred shall be entitled to be paid out of the assets of the Company the amount of the Series A Original Issue Price plus an additional amount equal to any dividends declared but unpaid (as adjusted in each case for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), for each share of Series A Preferred held by them.

(b) After the payment of the full liquidation preference of the Series A Preferred as set forth in Section 3(a) above, the assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the Common Stock and the holders of Series A Preferred on the basis of the aggregate number of shares of Common Stock upon conversion of the Series A Preferred.

(c) Unless the holders of a majority of the outstanding shares of Series A Preferred have voted in favor of such a transaction, the following events shall be considered a liquidation under this Section 3:

(i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power of the surviving or acquiring entity immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions in which in excess of 50% of the Company's voting power is transferred (an "Acquisition"); or

(ii) a sale, lease or other disposition of all or substantially all of the assets of the Company (an "Asset Transfer").

(d) If, upon any liquidation, distribution or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series A Preferred of the liquidation preferences set forth in Section 3(a) above, then such assets shall be distributed among the holders of the Series A Preferred ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

4. **Automatic Conversion.** The following rights shall apply to the holders of the Series A Preferred with respect to the automatic conversion of the Series A Preferred into shares of Common Stock (the "Conversion Rights"):

(a) Automatic Conversion.

(i) Each share of Series A Preferred shall automatically be converted into shares of Class A Common Stock, based on the then-effective Series A Preferred Conversion Price (as defined in Section 4(c) below), immediately upon the closing of an Acquisition, Asset Transfer or a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Company.

(ii) Upon the occurrence of the event specified in Section 4(a)(i) above, the outstanding shares of Series A Preferred shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless either the certificates evidencing such shares of Series A Preferred are delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series A Preferred, the holders of such Series A Preferred shall surrender the certificates representing such shares at the office of the Company or any transfer agent for the Series A Preferred. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series A Preferred surrendered were convertible on the date on which such automatic conversion occurred and, if applicable, the Company shall promptly pay in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock's fair market value determined by the Board of Directors as of the date of such conversion), any declared and unpaid dividends on the shares of Series A Preferred being converted.

(b) Conversion Rate. The conversion rate in effect at any time for conversion of the Series A Preferred (the "Series A Preferred Conversion Rate") shall be the quotient obtained by dividing the Series A Original Issue Price by the Series A Preferred Conversion Price, calculated as provided in Section 4(c).

(c) Conversion Price. The conversion price for the Series A Preferred (the "Series A Preferred Conversion Price") shall initially be the Series A Original Issue Price as set forth in Section 1(a) above. Such initial Series A Preferred Conversion Price shall be adjusted from time to time in accordance with this Section 4. All references to the Series A Preferred Conversion Price herein shall mean the Series A Preferred Conversion Price as so adjusted.

(d) Adjustment for Stock Splits and Combinations. If the Company shall at any time or from time to time after the date on which this Certificate of Designation is filed with the Secretary of State of the State of Delaware (the "Effective Date") effect a subdivision of the outstanding Common Stock without a corresponding subdivision of the Preferred Stock, the Series A Preferred Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if the Company shall at any time or from time to time after the Effective Date combine the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Preferred Stock, the Series A Preferred Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 4(d) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(e) Adjustment for Common Stock Dividends and Distributions. If the Company at any time or from time to time after the Effective Date makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, then in each such event the Series A Preferred Conversion Price that is then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the Series A Preferred Conversion Price then in effect by a fraction (i) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (ii) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Preferred Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Preferred Conversion Price shall be adjusted pursuant to this Section 4(e) to reflect the actual payment of such dividend or distribution.

(f) Adjustments for Other Dividends and Distributions. If the Company at any time or from time to time after the Effective Date makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Company other than shares of Common Stock, in each such event provision shall be made so that the holders of the Series A Preferred shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of other securities of the Company which they would have received had their Series A Preferred been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 4 with respect to the rights of the holders of the Series A Preferred or with respect to such other securities by their terms.

(g) Adjustment for Reclassification, Exchange or Substitution. If at any time or from time to time after the Effective Date, the Common Stock issuable upon the conversion of the Series A Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than an Acquisition or Asset Transfer as defined in Section 3(c) or a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 4), in any such event each holder of Series A Preferred shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which such shares of Series A Preferred could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

(h) Reorganizations, Mergers, Consolidations or Sales of Assets. If at any time or from time to time after the Effective Date, there is a capital reorganization of the Common Stock (other than an Acquisition or Asset Transfer as defined in Section 3(c) or a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section 4), as a part of such capital reorganization, provision shall be made so that the holders of the Series A Preferred shall thereafter be entitled to receive upon conversion of the Series A Preferred the number of shares of stock or other securities or property of the Company to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of the Series A Preferred after the capital reorganization to the end that the provisions of this Section 4 (including adjustment of the Series A Preferred Conversion Price then in effect and the number of shares issuable upon conversion of the Series A Preferred) shall be applicable after that event and be as nearly equivalent as practicable.

(i) Certificate of Adjustment. In each case of an adjustment or readjustment of the Series A Preferred Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Series A Preferred, if the Series A Preferred are then convertible pursuant to this Section 4, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of the series of Preferred Stock with respect to which such adjustment or readjustment is made at the holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (1) the consideration received or deemed to be received by the Company for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (2) the Series A Preferred Conversion Price at the time in effect, (3) the number of Additional Shares of Common Stock and (4) the type and amount, if any, of other property which at the time would be received upon conversion of the Series A Preferred.

(j) Notices of Record Date. Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section 3(c)) or other capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company with or into any other corporation, or any Asset Transfer (as defined in Section 3(c)), or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of Series A Preferred at least 20 days prior to the record date specified therein a notice specifying (1) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (2) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up is expected to become effective, and (3) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up.

(k) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A Preferred by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock's fair market value (as determined by the Board) on the date of conversion.

(l) Reservation of Stock Issuable upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(m) Notices. Any notice required by the provisions of this Section 4 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

(n) Payment of Taxes. The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series A Preferred, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred so converted were registered.

(o) No Impairment. Except upon compliance with the voting requirements that are set forth in Section 2(b), the Company shall not amend its Certificate of Incorporation or participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or take any other voluntary action, for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but shall at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the conversion rights of the holders of the Series A Preferred against impairment.

IN WITNESS WHEREOF, Tequila Holdings, Inc. has caused this Certificate of Designation to be executed by Javier Martinez, its President, this 3rd day of March, 2010.

TEQUILA HOLDINGS, INC.
a Delaware corporation

By:______________________
Javier Martinez, President

EXHIBIT G TO FORM C

TTW Materials

Start Investing | Edit My Campaign | Trade NEW | Blog | Diana C.

PaQui Tequila is currently in the **Test the Waters Phase** for **Title III** investments.

open 03/15/2021, 3:45 PM

closed 04/19/2021 10:26 AM

PaQui Tequila

Luxury tequila delicious enough to sip.



Reserve Now
paQui

Website | New York, NY | FOOD & BEVERAGE

PaQui will challenge the status quo of tequila where Patron, Don Julio and Casamigos dominate the market. It will succeed with authentic Mexican branding, capturing the joy of tequila (the PaQui name means "to be happy" in Aztec) and with its taste profile, which avoids the harshness of most brands, to offer a far more pleasant drinking experience. What we need for success are the resources to make tequila drinkers aware of this delicious, more pleasant drinking experience through a sustained digital advertising campaign. There is substantial cost to compete in this category of billion dollar brands.

Terms

Equity Offering Type	$15M Valuation
$2.74 Price per Share	$246.60 Min. Reservation
Common Shares Offered	TTW Offering

RESERVE NOW

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TTW Reserve shares early & Get exclusive perks RESERVE NOW

Rewards

Get rewarded for investing more into PaQui Tequila

$248+
Investment

TTW Reservation Perk

Invest during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company specific perks while the campaign is live.

Reasons to Invest

1. Successful StartEngine campaign in 2020 that was oversubscribed with over $1M raised.
2. Tequila is a hot category that grew from 3.09% of total spirits to 6.52 % in four years, and shipments of 100% agave tequila increased 31% in 2020.
3. PaQui's taste profile surprises and delights the drinker with appealing aromas, sweet agave fruit, and a smooth finish.
4. Despite negative impacts from Covid shutdowns, PaQui revenue grew by 84% in 2020.
5. PaQui has enormous geographic expansion opportunities ahead as we now only compete in five states.
6. The marketing team is expanding awareness and trial of PaQui with increased spending on public relations, digital advertising on Facebook and Google ads plus new E-Commerce platforms.



Reserve Shares

Meet Our Team



JOHN CHAPPELL
Founder / CEO
Extensive executive experience marketing and selling alcoholic beverages including Stoli vodka with PepsiCo, Rolling Rock, and Sam Adams / Boston Beer Co.



GILBERTO JASSO
Master Distiller
Creator of the PaQui formula and one of the top distillers in the tequila industry. He is also the Master Distiller behind Cazadores and creator of Corzo tequila.



JAVIER MARTINEZ
President, Secretary and Director
An international expert in the tequila industry, Martinez has deep connections in the industry and is one of the original founders of PaQui. He operates a tequila & mezcal importing company. He works a few hours each week with PaQui Tequila.

Offering Summary

Company	Tequila Holdings, Inc.
Corporate Address	55 East End Ave #7d, New York, NY 10028
Offering Minimum	$9,998.26
Offering Maximum	$4,999,998.58
Minimum Investment Amount (per investor)	$248.80

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	3,649
Maximum Number of Shares Offered	1,824,817
Price per Share	$2.74
Pre-Money Valuation	$15,006,347.06

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Any bonus shares received by an investor as a result of making a reservation in this Testing the Waters campaign and subsequently investing in an offering by the Company will be in addition to any bonus shares offered during the issuer's live offering. For example, if we offer 10% bonus shares for making a reservation in this Testing the Waters ("TTW") campaign, and then completing an investment in our live offering, and the live offering has an additional 10% bonus you are eligible for, if you purchase 100 shares, you will receive 120 shares instead (100 + 10 from your reservation + 10 from the live offering perk).

During the live offering, you will only receive the highest level bonus share perk you are eligible for.

TTW Reservation Perks*

Invest during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

*** Note these perks do stack with the other live offering perks. The Company may provide additional perks based on different criteria if and when the offering campaign becomes live.*

**All perks occur when the offering is completed.*

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow PaQui Tequila to get notified of future updates!

Comments (1 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Hongwei Jin 21 INVESTMENTS a month ago

What is the revenue and how many cases sold in 2020? What is the forecast for 2025? When do you expect to achieve positive operating cash flow? Thanks

About
Our Team
Equity Crowdfunding 101
Blog
StartEngine Careers
Portfolio Job Board

Companies
Edit My Campaign
How It Works
Why StartEngine
Founder FAQ
Refer Founders
Partnerships

Investors
Start Investing
Investing 101
Investor FAQ
Earn 10% Bonus
Form CRS

Legal/Contact
Terms of Use
Privacy Policy
Disclaimer
Annual Reports
Help Center
Contact Us

Instagram

Search


start
engine
100% DE AGAVE AZUL
paQuí
SILVERA
TEQUILA
HECHO EN MEXICO

paquitequila • **Following**

paquitequila Starting off Monday and Spring with a VERY exciting announcement! 🚨 The SEC has raised the offering limit in Regulation Crowdfunding (like StartEngine!) from $1.07 million to $5 million and this went into effect on March 15, 2021. 👉 This opens up exciting new opportunities for investors and companies alike 🌵

PaQuí had amazing success in the first round on StartEngine, hitting the max investment level of $1.07M in record-time, SO StartEngine has invited us again to be in the initial batch of companies they launch to raise the $5M amount! As the country starts to open up, we're confident that you'll find many more reasons to invest 💯

Liked by **ruffobazan8977** and **70 others**

MARCH 22

Add a comment... Post

From: **PaQui Tequila** info@paquitequila.com
Subject: PAQUI x StartEngine Round 2 News!
Date: March 16, 2021 at 1:12 PM
To: Sofia Salvi emi@iconsmarketingmedia.com

PT

Can't see this email? View in Your Browser

paQuí
«to be happy»

OUR TEQUILAS COCKTAIL RECIPES OUR STORY



Are you ready?

We hope this finds you and your family healthy and well. At PaQuí, we're excited that the restaurant and bar industry is now seeing the light at the end of the Covid-tunnel, and we're anticipating a strong second half of 2021 as the major markets steadily reopen.

We are also launching into spring with some exciting news. The SEC (Security & Exchange Commission) has raised the offering limit in Regulation Crowdfunding, such as on StartEngine, from $1.07 million to $5 million effective yesterday, March 15, 2021.

Given the rapid success of our 2020 raise and investment potential, StartEngine has invited PaQui to be in the initial batch of companies they launch to raise this amount.

We have great reasons to reinvest the time and energy into this new campaign as not to lose momentum as the country opens up.


start
engine
paQuí
SILVERA
TEQUILA

Why we are raising $5M

As you likely know, the **cost to compete in the heavily branded, luxury spirits category is very high**. The brands that control 90% of the market are each worth billions and are marketed by multi-billion dollar corporations.

While we have confidence in carving out a solid share of this market for PaQuí, it is still a long term brand-building effort that necessitates **increased spending on digital media and sales programs** to build drinker awareness and trial.

Beyond the marketing costs, **we need working capital to produce the tequila** to supply distributors and retailers nationwide. PaQuí is currently only competing in five states, and getting bottles into every state means a big increase in inventory costs.

increase in inventory costs.

While we may have to spend close to $1M on digital advertising and marketing efforts to hit the $5M goal, we consider this a solid investment because the campaign outreach significantly builds awareness among an enthusiastic tequila-loving audience and boosts sales. We are also planning on TV ads to be aired on a cable network(s) in April. This new raise will change the game for PaQuí. It will provide brand-building resources and open a wide array of new opportunities for the brand.

We expect our StartEngine campaign to be operational in terms of accepting investments around April 8th. In the meantime, you can reserve to invest on StartEngine's PaQuí campaign preview page. Click on the "RESERVE NOW" button below to learn more.

RESERVE NOW



2020 PaQuí Highlights

- 84% growth in PaQuí revenue despite the negative impact from Covid shutdowns.

- Introduction of new mezcal brand Lejana Y Sola that continues to get a strong response in NY, FL, and CA.
- Made major advances in digital advertising that initially drove the oversubscribed StartEngine campaign to its maximum level.
- Since then, we have added Google ads, SEO-optimized blogs, email marketing, PR, and e-commerce capabilities to our sales-optimized site, allowing us to reach customers in 40 states plus Washington D.C. (in 2019, we were only available mostly in New York City!)
- Successful expansion into some of tequila's biggest states: CA, FL, and GA.
- The third largest distribution partner in the NYC metro region is lined up for June 2021.
- Strengthened our supply chain to deal with widespread glass shortages in Mexico by having the flexibility to choose up to three glass suppliers.
- We received amazingly positive feedback on the PaQuí brand and liquid from investors who sampled it. Thank you for your ambassadorship, too.


LEJANA
Y
SOLA
MEZCAL
ARTESANAL

RESERVE NOW


paQuí
AÑEJO
paQuí
REPOSADO

The smoothest luxury tequila in the world.

[Click here to buy PaQuí Tequila online]

Find PaQuí in a location near you.

[Click here to find a location]


NORD
New York
Philadelphie